2010 Main Street Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com
Robert A. Robertson robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

March 7, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:  Mary A. Cole, Division of Investment Management

Re:

Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. Cole:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the addition of the new fund of the Registrant, the Conductor Global Fund (the “Fund”), filed with the Commission on January 10, 2014 (PEA No. 21).  The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.

Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in PEA No. 24 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 10, 2014.

Comments to the Prospectus

Comment 1	On the cover page, please revise the phrase “December 26, 2013 (as supplemented ___, 2014)” to only include the effective date, or change “supplemented” to “amended.”
Response 1. Comment accepted. The disclosure has been revised to change “supplemented” to “amended.”
Comment 2

Please confirm whether the expense waiver agreement shown in the Fees and Expenses – Annual Fund Operating Expenses table is in place for at least one year and that a copy of the expense waiver agreement will be filed as an exhibit in a post-effective amendment.

Response 2. We confirm that the expense waiver will be in place for at least one year and that a copy of the expense waiver agreement will be filed as an exhibit in a post-effective amendment.
Comment 3

The prospectus states that, under normal circumstances, the Fund will invest in at least three different countries. Given that the term “global” is in the Fund’s name, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response 3.  Comment acknowledged. Footnote 42 of the adopting release for Rule 35d-1 under the Investment Company Act of 1940 provides that “global” funds are not subject to the Rule.  SEC, Release No. IC-24828 “Investment Company Names,” (Jan. 17, 2001).  Footnote 42 further explains that the Commission would expect, however, that an investment company using the term “global” in its name will invest its assets in investments that are tied economically to a number of countries throughout the world.  In this regard, the Fund has included disclosure in its prospectus that, under normal circumstances, the Fund will invest in at least three different countries (one of which may be the United States). The Fund believes that the current disclosure in the prospectus is appropriate and sufficient to describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Comment 4

The Principal Investment Risks section includes a risk factor regarding “High Portfolio Turnover Risk.”  If the Fund expects to principally engage in active trading of instruments, please consider adding related disclosure to the Principal Investment Strategies section.

Response 4. Comment accepted. The Registrant has deleted the noted risk as a principal risk.
Comment 5

The Principal Investment Risks section includes a risk factor regarding “Small-Cap and Mid-Cap Risk.”  If the Fund expects to principally invest in such securities, please consider adding related disclosure to the Principal Investment Strategies section.  If not, please consider deleting the risk.

Response 5. Comment accepted. The Registrant has added disclosure to the Principal Investment Strategies section.
Comment 6

The Principal Investment Risks section includes a risk factor regarding “Currency Risk.”  If the Fund expects to principally invest in such foreign securities, please consider adding related disclosure to the Principal Investment Strategies section.  If not, please consider deleting the risk.

Response 6. Comment acknowledged. The Registrant has foreign securities disclosure in the Principal Investment Strategies section.
Comment 7

The Principal Investment Risks section includes a risk factor regarding “Derivatives Risk.”  If the Fund expects to principally invest in such securities, consider adding related disclosure to the Principal Investment Strategies section.  If not, please consider deleting the risk.

Response 7. Comment acknowledged. The Registrant has added derivatives disclosure to the Principal Investment Strategies section.
Comment 8

The Principal Investment Risks section includes a risk factor regarding “Emerging Markets Risk.”  If the Fund expects to principally invest in such securities, consider adding related disclosure to the Principal Investment Strategies section.  If not, please consider deleting the risk.

Response 8. Comment accepted. The Registrant has deleted the noted risk as a principal risk.
Comment 9	If the Fund will write credit default swaps (CDSs), please confirm that it will cover the CDS’ notional value.
Response 9. The Fund will not write CDSs.
Comment 10

Regarding “Performance of Comparable Accounts,” please identify whether the comparable performance relates to an investment firm’s performance (e.g., Nicolas-Applegate Mutual Funds, SEC No-Action Letters Aug. 6, 1966 and Feb. 7, 1997) or an individual portfolio manager’s performance (e.g., Bramwell Growth Fund, SEC No-Action Letter Aug. 7, 1996).

Response 10. The performance relates to Iron Horse Capital LLC. The disclosure has been revised accordingly.
Comment 11	In paragraph 6 of Comparable Accounts, confirm that the “(net of fees and expenses)” is “(net of all fees and expenses, including sales loads).”
Response 11. Comment accepted. The requested disclosure has been added.
Comment 12

Please add disclosure to the effect that: To the extent that the operating expenses incurred by the accounts included in the Composite are lower than the expected operating expenses of the Fund, the performance results of the Composite would be greater than what Fund performance would have been.

Response 12. Comment accepted. The requested disclosure has been added.
Comment 13	Please add disclosure to the effect that: Any difference between the accounts in the Composite would not alter the fact that the Composite is substantially similar to the Fund.
Response 13. Comment accepted. The requested disclosure has been added.
Comment 14	Please add a disclosure to the effect that the Composite includes “all substantially similar managed accounts.”
Response 14. Comment accepted. The requested disclosure has been added.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

• The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

• The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

• The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

• If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037.  Thank you.

Best regards,

/s/ Robert A. Robertson

Robert A. Robertson